Exhibit 12 Statement re: Computation of Ratios

BancWest Corporation and Subsidiaries
Computation of Consolidated Ratios of Earnings to Fixed Charges

	Three Months Ended March 31,
	2005	2004
(Dollars in thousands)
Income before income taxes	$214,027	$184,717

Fixed charges (1):
Interest expense	163,805	96,126
Rental expense	4,520	4,069

	168,325	100,195
Less interest on deposits	80,941	43,436

Net fixed charges	87,384	56,759

Earnings, excluding interest on deposits	$301,411	$241,476

Earnings, including interest on deposits	$382,352	$284,912

Ratio of earnings to fixed charges:
Excluding interest on deposits	3.45x	4.25x
Including interest on deposits	2.27x	2.84x

(1)	For purposes of computing the consolidated ratios of earnings to fixed charges, earnings represent income before income taxes plus fixed charges. Fixed charges, excluding interest on deposits, include interest (other than on deposits), whether expensed or capitalized, and that portion of rental expense (generally one third) deemed representative of the interest factor. Fixed charges, including interest on deposits, consists of the foregoing items plus interest on deposits.